Phebe N. Novakovic

Chairman and Chief Executive Officer

June 19, 2015

Ms. Cecilia Blye

Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K for the year ended December 31, 2014

Filed February 9, 2015

File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Ms. Blye:

On behalf of General Dynamics Corporation, please note our response to comments addressed in your letter dated May 21, 2015:

SEC Comment

1.	In your letter to us dated November 9, 2012, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

General Dynamics’ Response

General Dynamics and its subsidiaries have had extremely limited contacts with Syria and Sudan (the “Listed Countries”) since November 9, 2012. As described in prior letters, our Jet Aviation business is an aviation services provider headquartered and domiciled in Basel, Switzerland, with aircraft service centers in more than 20 locations worldwide and a global customer base. None of Jet Aviation’s facilities are located in the Listed Countries. Among the services Jet Aviation provides for its business jet customers are fixed-based operation (or “FBO”) services for aircraft owned by third parties (e.g., aircraft handling, line maintenance, refueling, passenger and crew transportation, catering, hotel accommodations, and immigration and customs services), and aircraft management and flight support services (e.g., overflight payments, landing fees and other airport fees).

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June 19, 2015

Since November 9, 2012, non-U.S. affiliates of Jet Aviation have provided, consistent with applicable sanctions and export control regulations, a limited amount of these services outside the United States that resulted in revenues from entities in Syria, and have made payments to aviation authorities in Syria and Sudan for overflight, landing and/or navigation fees for customers’ aircraft flying over, or landing in, those countries. Since November 9, 2012, U.S. affiliates of Jet Aviation have made payments, through a third party and consistent with applicable sanctions regulations, to aviation authorities in Sudan for overflight and/or navigation fees for customers’ aircraft flying over that country. Given the limited nature of the Jet Aviation activity involving Listed Countries, we do not believe it is material to our investors’ understanding of General Dynamics’ business. However, in response to the Staff’s comment, we provide below a summary of these activities:

FBO Services. One non-U.S. affiliate of Jet Aviation has provided FBO services at an airport outside the United States to two aviation service providers that we understand are either headquartered in Syria or, while operating worldwide, have offices in Syria. To our knowledge, these third-party service providers are not controlled by the Syrian government. The aggregate amount of revenue associated with FBO services provided to these entities since November 9, 2012, is less than $35,000.

Aircraft Management and Flight Support Services. As part of its aircraft management services and its responsibility to ensure safe flights, Jet Aviation routinely makes payments to aviation authorities in countries for overflight payments and fees associated with navigational assistance (e.g., flight planning and weather information). In addition, when landings occur within a country, Jet Aviation makes payments to the relevant aviation authority for fees associated with those landings (e.g., landing fees, handling fees and other airport fees). Since November 9, 2012, certain of Jet Aviation’s non-U.S. affiliates have made, outside the United States, routine landing fee payments to Sudanese aviation authorities totaling less than $9,000. Non-U.S. affiliates of Jet Aviation also have made routine overflight and/or navigational payments totaling less than $20,000 to Sudanese aviation authorities and $4,000 to Syrian aviation authorities. Since November 9, 2012, U.S. affiliates of Jet Aviation have made routine overflight and/or navigational payments totaling less than $10,000 to Sudanese aviation authorities. In all such instances, none of the actual Jet Aviation customers were located in the Listed Countries.

June 19, 2015

The services discussed in this response typically are provided on an as-needed basis at the request of aircraft owners or operators, rather than through long-term service contracts. Because of the ad hoc nature of these services and the fact that these third-party aviation service providers typically are not serviced under long-term contracts, Jet Aviation does not necessarily know the relationships these entities may have with others. To our knowledge, Jet Aviation’s customers generally are neither directly connected to, nor have contractual arrangements with, the governments of the Listed Countries.

In addition, in 2013 one business unit in our Information Systems and Technology business group made one sale and shipment to a U.S. customer that informed the business unit that the end user for the commercial products was a United Nations mission in North Darfur, Sudan. No after-sale services were involved in the transaction. The transaction was approximately $100,000 in value. The U.S. customer was responsible for compliance with U.S. export and sanctions laws and regulations for the shipment outside of the United States.

Given the limited nature of these services in the aggregate, we do not believe that disclosure is warranted as to any specific material investment risk to the Company’s shareholders for these activities, including any risks to the Company’s reputation and share value.

SEC Comment

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

General Dynamics’ Response

We do not believe that the limited activities discussed in this letter, conducted in the normal course of our business, are sufficient to lead investors to conclude that we support U.S.-designated

June 19, 2015

state sponsors of terrorism. We have not, to our knowledge, experienced any negative publicity or reputational damage associated with the activities described in this letter, nor do we believe that these limited activities, when viewed in the context of the Company’s 2014 revenues of approximately $30.9 billion, would have any impact on the Company’s share price. In addition, we employ robust programs to ensure compliance with applicable laws and regulations, including U.S. export control and sanctions laws and regulations. We do not believe that the activities described in this letter are either quantitatively or qualitatively material or that a reasonable investor would deem this information important in affecting the total mix of information available to investors.

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We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ PHEBE N. NOVAKOVIC

Phebe N. Novakovic
Chairman and Chief Executive Officer